SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                        (Final Amendment/Amendment No. 2)

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             UNIFORCE SERVICES, INC.
                                (NAME OF ISSUER)

                             UNIFORCE SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    904724101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HARRY V. MACCARRONE
                            VICE PRESIDENT - FINANCE
                              1335 JERICHO TURNPIKE
                          NEW HYDE PARK, NEW YORK 11040
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                              DAVID J. ADLER, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

                                DECEMBER 11, 1995
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $14,062,500                                  $2,813
--------------------------------------------------------------------------------

* Determined in accordance with Rule O-11(b)(1). Assumes the purchase of 1,250,000 shares at $11.25 per share.

         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing. /X/


Amount Previously Paid:    $2,813       Filing Party:  Uniforce Services, Inc.

Form or Registration No:   Schedule 13E-4      Date Filed:   December 11, 1995

                  This Final Amendment/Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed on December 11, 1995, as amended by Amendment No. 1 thereto filed on January 11, 1996, relating to the offer by Uniforce Services, Inc., a New York corporation (the "Company"), to purchase up to 1,250,000 outstanding Shares, at a price of $11.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13E-4.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 4 is hereby amended by adding the following thereto:

                  On January 2, 1996, Rosemary Maniscalco, Executive Vice President and Chief Operating Officer of the Company, exercised 24,375 options at an exercise price of $6.50. On January 5, 1996, Harry V. Maccarrone, Vice President-Finance of the Company, exercised an aggregate of 9,825 options at an aggregate purchase price of $63,637.50, 450 of which had an exercise price of $6.00 and 9,375 of which had an exercise price of $6.50.

ITEM 8.           ADDITIONAL INFORMATION.

                  Item 8(e) is hereby amended by adding the following thereto:

                  The Offer expired at 5:00 P.M., New York City time, on Wednesday, January 10, 1996. The final results of the Offer are set forth in Exhibit (a)(9) hereto, which is hereby incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 9 is hereby amended by adding the following as Exhibits:

                  (a)(9) Form of Press Release, dated January 18, 1996.


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

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UNIFORCE SERVICES, INC.

                                        By:/s/Harry V. Maccarrone
                                           ----------------------
                                           Name:  Harry V. Maccarrone
                                           Title: Vice President-Finance


Dated:  February 1, 1996

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

                                  EXHIBIT INDEX

       SEQUENTIALLY
     NUMBERED EXHIBIT
         PAGE NO.                              DESCRIPTION
-------------------------         ---------------------------------------------
        (a)(9)                    Form of Press Release, dated January 18, 1996.



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